UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. 3)*

Scienjoy Holding Corporation
(Name of Issuer)

Class A Ordinary Shares
(Title of Class of Securities)

G7864D112
(CUSIP Number)

WBY Entertainment Holdings Ltd. Bo Wan 4th Floor, JIA No. 34, Shenggu Nanli, Chaoyang District, Beijing P. R. China +86 186 1027 8093
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 3, 2023
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	G7864D112

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
WBY Entertainment Holdings Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
1,968,308
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
1,968,308
	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,968,308
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
Class A Ordinary Share: 5.37% (1)
14	TYPE OF REPORTING PERSON (See Instructions)
CO

(1)	Calculation is based on 36,684,669 Class A Ordinary Shares issued and outstanding as of March 19, 2023. The Issuer also has 2,925,058 Class B Ordinary Shares issued and outstanding as of March 19, 2023. The rights of the holders of Class A Ordinary Shares and Class B Ordinary Shares are identical, except with respect to conversion rights and voting rights. Each Class B Ordinary Share is convertible into one (1) Class A Ordinary Share in accordance with certain procedure. Therefore, the total number of the Ordinary Shares of the Issuer is 39,609,727, and the Reporting Person beneficially owns 4.97% of the total number of the issued and outstanding Ordinary Shares.

CUSIP No.	G7864D112

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Bo Wan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
1,968,308
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
1,968,308
	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,968,308
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
Class A Ordinary Share: 5.37% (1)
14	TYPE OF REPORTING PERSON (See Instructions)
IN

(1)	Calculation is based on 36,684,669 Class A Ordinary Shares issued and outstanding as of March 19, 2023. The Issuer also has 2,925,058 Class B Ordinary Shares issued and outstanding as of March 19, 2023. The rights of the holders of Class A Ordinary Shares and Class B Ordinary Shares are identical, except with respect to conversion rights and voting rights. Each Class B Ordinary Share is convertible into one (1) Class A Ordinary Share in accordance with certain procedure. Therefore, the total number of the Ordinary Shares of the Issuer is 39,609,727, and the Reporting Person beneficially owns 4.97% of the total number of the issued and outstanding Ordinary Shares.

Explanatory Note

This Amendment No. 3 (“Amendment No. 3”) amends and supplements the statement on Schedule 13D (the “Original Schedule 13D”) jointly filed on May 18, 2020 by WBY Entertainment Holdings Ltd. (“WBY”), a company organized under the laws of the British Virgin Islands, and Bo Wan, a Canadian citizen (each a “Reporting Person”, and, collectively, the “Reporting Persons”), as amended by Amendment No. 1 filed on March 30, 2021 (“Amendment No.1”) and Amendment No.2 filed on June 15, 2022 (“Amendment No.2” and, together with Amendment No. 1 and the Original Schedule 13D, the “Schedule 13D”), relating to the beneficial ownership of the Class A Ordinary Shares, with no par value (the “Class A Ordinary Shares”), of Scienjoy Holding Corporation, a British Virgin Islands corporation (the “Issuer”). Except as specifically set forth herein, the Schedule 13D remains unmodified. Capitalized terms used herein and not otherwise defined shall have the respective meanings ascribed to them in the Schedule 13D.

Item 3.	Source and Amount of Funds or Other Considerations

Item 3 is hereby amended and supplemented by adding the following paragraph immediately after the previous last paragraph:

In connection with the gifting of shares on March 3, 2023, the Reporting Person transferred, assigned and delivered 832,648 Class A Ordinary Shares, 1,145,847 Class A Ordinary Shares and 1,145,847 Class A Ordinary Shares (collectively, the “Shares”) to Orientalwealthjoy Inc, Sinowealth Enterprise Inc and Wealthjoy Enterprise Inc (collectively the “Trusts”) respectively. No consideration was paid in connection with the aforementioned transfers.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

The Shares were transferred, assigned and delivered to the Trusts by the Reporting Person for donation purposes.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated in its entirety and replaced by the following:

(a)	As of the date of this filing, WBY beneficially owns 1,968,308 Class A Ordinary Shares, which represent 5.37% of the outstanding Class A Ordinary Shares. The foregoing percentage interests are based on 36,684,669 Class A Ordinary Shares issued and outstanding as of March 19, 2023. The Issuer also has 2,925,058 Class B Ordinary Shares issued and outstanding as of March 19, 2023. The rights of the holders of Class A Ordinary Shares and Class B Ordinary Shares are identical, except with respect to conversion rights and voting rights. Each Class B Ordinary Share is convertible into one (1) Class A Ordinary Share in accordance with certain procedure. Therefore, the total number of the Ordinary Shares of the Issuer is 39,609,727, and the Reporting Person beneficially owns 4.97% of the total number of the issued and outstanding Ordinary Shares.

Each Class B Ordinary Share is entitled to ten (10) votes per share, whereas each Class A Ordinary Share is entitled to one vote per share. Accordingly, in the meeting of the shareholders or on any resolution of shareholders, WBY may be deemed to beneficially own the sole power to vote or direct the vote and the sole power to dispose or to direct the disposition as to the securities representing 2.99% of the voting power of the Issuer.

(b)	Bo Wan is the sole shareholder and director of WBY and may be deemed to beneficially own the sole power to vote or direct the vote and the sole power to dispose or to direct the disposition as to the 1,968,308 Class A Ordinary Shares directly held by WBY.

(c)	Except as disclosed otherwise in the Schedule 13D, none of the Reporting Persons has effected any transactions in the Ordinary Shares of the Issuer during the past 60 days.

(d)	None.

(e)	Not applicable.

Item 7. Materials to be filed as Exhibits

Exhibit No.	Description
1	Deed of Gift, dated November 10, 2022, executed by Bo Wan in favor of Orientalwealthjoy Inc

2	Deed of Gift, dated November 10, 2022, executed by Bo Wan in favor of Sinowealth Enterprise Inc

3	Deed of Gift, dated November 10, 2022, executed by Bo Wan in favor of Wealthjoy Enterprise Inc

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 22, 2023

WBY ENTERTAINMENT HOLDINGS LTD.

By:	/s/ Bo Wan
Name:	Bo Wan
Title:	Director

By:	/s/ Bo Wan
Bo Wan